SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   HALO RESOURCES LTD.
                                                   (Registrant)

Date   January 27,  2004                           By  /s/ Nick DeMare
     ---------------------                         ---------------------------
                                                   (Signature)
                                                   Nick DeMare, President

                                 BC FORM 51-901F

                                QUARTERLY REPORT


INCORPORATED AS PART OF:                    X     SCHEDULE A
                                         -------
                                            X     SCHEDULES B & C
                                         -------
                                         (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                           TRIMARK ENERGY LTD.
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        NOVEMBER 30, 2003
                                         ---------------------------------------
DATE OF REPORT                           JANUARY 27, 2004
                                         ---------------------------------------
                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


NICK DEMARE                    /s/ Nick DeMare                    04/01/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR               SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

GEORGE MUSCROFT                /s/ George Muscroft                04/01/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR               SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A











--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                          AS AT           AS AT
                                                    NOVEMBER 30,      AUGUST 31,
                                                           2003            2003
                                                              $               $
                                                                       (Audited)

                                     ASSETS
CURRENT ASSETS

Cash                                                     12,153           9,805
Amounts receivable                                       21,368           7,113
                                                   ------------    ------------
                                                         33,521          16,918

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)             72,761          76,167
                                                   ------------    ------------
                                                        106,282          93,085
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 6(a))     37,116          19,046

ADVANCES (Note 4)                                     1,023,047       1,019,012
                                                   ------------    ------------
                                                      1,060,163       1,038,058
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 5)                               19,537,102      19,537,102

DEFICIT                                             (20,490,983)    (20,482,075)
                                                   ------------    ------------
                                                       (953,881)       (944,973)
                                                   ------------    ------------
                                                        106,282          93,085
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE DIRECTORS

/s/ NICK DEMARE      , Director
-------------------------------
/s/ GEORGE MUSCROFT  , Director
-------------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                           2003            2002
                                                              $               $
REVENUES

Oil and gas sales                                        19,200          10,972
Interest and other                                           20           2,510
                                                   ------------    ------------
                                                         19,220          13,482
                                                   ------------    ------------
EXPENSES

Production                                                6,040           5,553
General and administrative                               20,573          52,677
Depreciation, depletion and impairment                    3,480       1,258,821
                                                   ------------    ------------
                                                         30,093       1,317,051
                                                   ------------    ------------
LOSS BEFORE THE FOLLOWING                               (10,873)     (1,303,569)

INTEREST EXPENSE                                        (14,525)        (17,007)

UNREALIZED FOREIGN EXCHANGE GAIN                         16,490               -

LOSS ON SALE OF MARKETABLE SECURITIES                         -         (15,527)

WRITE-OFF OF AMOUNTS RECEIVABLE                               -         (19,959)
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                  (8,908)     (1,356,062)

DEFICIT - BEGINNING OF THE PERIOD                   (20,482,075)    (19,009,433)
                                                   ------------    ------------
DEFICIT - END OF THE PERIOD                         (20,490,983)    (20,365,495)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.00)         $(0.46)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
       COMMON SHARES OUTSTANDING                      2,926,859       2,926,859
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                               TRIMARK ENERGY LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                                           2003            2002
                                                                              $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                                  (8,908)     (1,356,062)
Items not involving cash
     Depreciation, depletion and impairment                               3,480       1,258,821
     Loss on sale of marketable securities                                    -          15,527
     Interest expense                                                    14,525          17,007
     Write-off of amounts receivable                                          -          19,959
     Effect of unrealized foreign exchange gain                         (16,490)              -
Increase in amounts receivable                                          (14,255)         (4,253)
Increase (decrease) in accounts payable and accrued liabilities          18,070         (33,082)
                                                                   ------------    ------------
                                                                         (3,578)        (82,083)
                                                                   ------------    ------------
INVESTING ACTIVITIES

Repayment of loan                                                             -         114,843
Expenditures on petroleum and natural gas interests                         (74)       (232,502)
Proceeds from sale of petroleum and natural gas  interests                    -          84,907
Proceeds from sale of marketable securities                                   -          30,594
                                                                   ------------    ------------
                                                                            (74)         (2,158)
                                                                   ------------    ------------
FINANCING ACTIVITY

Advances received (repayment)                                             6,000        (117,405)
                                                                   ------------    ------------
INCREASE (DECREASE) IN CASH                                               2,348        (201,646)

CASH - BEGINNING OF THE PERIOD                                            9,805         336,182
                                                                   ------------    ------------
CASH - END OF THE PERIOD                                                 12,153         134,536
                                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                                         -               -
                                                                   ============    ============
Income tax paid in cash                                                       -               -
                                                                   ============    ============

During the three months ended November 30, 2003, the Company recorded $14,525 (2002 - $17,007) of interest expenses on advances.


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Trimark Energy Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In January 2003, the Company acquired an interest in oil and gas leases in Texas.

         As at November 30, 2003, the Company had a working capital deficiency of $3,595 and a net shareholders' deficiency of $953,881. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

         These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

         See also Note 8.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       PETROLEUM AND NATURAL GAS INTERESTS

                                                          AS AT           AS AT
                                                    NOVEMBER 30,      AUGUST 31,
                                                           2003            2003
                                                              $               $
         Evaluated properties
            Exploration and development costs            87,329          87,255
         Less:  accumulated depreciation,
                depletion and impairment                (14,568)        (11,088)
                                                   ------------    ------------
                                                         72,761          76,167
                                                   ============    ============

         The Company has a 3% working interest in certain oil and gas leases, known as the West Ranch Field, located in Jackson County, Texas.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       ADVANCES

                                                          AS AT           AS AT
                                                    NOVEMBER 30,      AUGUST 31,
                                                           2003            2003
                                                              $               $

         Advances, bearing interest at
           10% per annum, due September 1, 2005 (a)     733,395         718,870

         Advances, non-interest bearing,
           due September 1, 2005 (b)                    289,652         300,142
                                                   ------------    ------------
                                                      1,023,047       1,019,012
                                                   ============    ============

         (a)      As at November  30,  2003,  $582,595  principal  and  $150,800 accrued interest remain outstanding. Included in this balance is $368,712 owing to Hilton Petroleum Ltd. ("Hilton"), a public company which holds common shares of the Company, and of which certain of its shareholders, officers and directors are also shareholders, officers and directors of the Company. The advances are unsecured.

         (b) Advances have been made to the Company by shareholders and directors of the Company for working capital purposes.

         See also Note 8.


5.       SHARE CAPITAL


         Authorized - unlimited common shares
             without par value
         Issued and outstanding -
                                                         NUMBER               $

         Balance, August 31, 2003 and
             November 30, 2003                        2,926,859      19,537,102
                                                   ============    ============

         The following table summarizes information about the share options outstanding and exercisable at November 30, 2003:

         NUMBER OF OPTIONS                         NUMBER OF OPTIONS
         OUTSTANDING AS AT                         OUTSTANDING AS AT         EXERCISE PRICE
         AUGUST 31, 2003         CANCELLED         NOVEMBER 30, 2003         PER SHARE            EXPIRY DATE

         92,857                  (57,142)          35,715                    $0.40                January 25/04
         =================       =========         =================         ==============       =============


         See also Note 8.

BC FORM 51-901F                                                       SCHEDULE A


                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended November 30, 2003, the Company was charged $19,038 (2002 - $11,400) for accounting and administrative fees provided by a company controlled by a director of the Company. As at November 30, 2003, accounts payable and accrued liabilities include $25,748 due to this related party.

         (b) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


7.       SEGMENTED INFORMATION

         As at November 30, 2003, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                           THREE MONTHS ENDED NOVEMBER 30, 2003
                                   --------------------------------------------
                                   IDENTIFIABLE                             NET
                                         ASSETS        REVENUES    INCOME (LOSS)
                                              $               $               $

         United States                   89,303          19,200         178,983
         Canada                          16,979              20        (187,891)
                                   ------------    ------------    ------------
                                        106,282          19,220          (8,908)
                                   ============    ============    ============


8.       SUBSEQUENT EVENTS

         On January 15, 2004 the Company announced that it has agreed to conduct a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 cash proceeds. Each unit will comprise of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years from closing, at $0.20 per share in year one, and at $0.25 per share in year two. Proceeds from the financing will be used for general working capital purposes.

         As part of its reorganization efforts, the Company has also negotiated the settlement of $506,776 of existing debt through the proposed issuance of 3,378,513 units at $0.15 per unit. Each unit will comprise of one common share and one share purchase warrant, exercisable on the same basis as the private placement warrants.

         Completion of the proposed private placement and shares for debt settlement are subject to the approvals of the Company's shareholder and the TSX Venture Exchange.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003


1.(a)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the three months ended November 30, 2003:
                                                                              $

         Administration and accounting                                   19,038
         Audit and legal                                                    329
         Foreign exchange                                                   543
         Office                                                             100
         Transfer agent and regulatory f                                    563
                                                                   ------------
                                                                         20,573
                                                                   ============

1.(b)    RELATED PARTY TRANSACTIONS

         (a) During the three months ended November 30, 2003, the Company was charged $19,038 (2002 - $11,400) for accounting and administrative fees provided by a company controlled by a director of the Company. As at November 30, 2003, accounts payable and accrued liabilities include $25,748 due to this related party.

         (b) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


2.(a)    NO SECURITIES  WERE ISSUED  DURING THE THREE MONTHS ENDED  NOVEMBER 30,
         2003.


2.(b)    NO OPTIONS  WERE GRANTED  DURING THE THREE  MONTHS  ENDED  NOVEMBER 30,
         2003.


3.(a)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2003

                                                               ISSUED
                                     AUTHORIZED       -------------------------
         CLASS         PAR VALUE         NUMBER       NUMBER             AMOUNT
         ------        ---------     ----------       -------------------------
         Common        WPV            Unlimited       2,926,859     $19,537,102
                                                      =========      ==========


3.(b)    OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2003

                                                 EXERCISE PRICE
         SECURITY                  NUMBER             PER SHARE     EXPIRY DATE

         Options                   35,715                 $0.40      Jan. 25/04
                                   ======                  ====

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003


3.(c)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2003

         1,488 shares remain held in escrow as at November 30, 2003.


3.(d)    LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2003

         Directors:
                Nick DeMare
                George Muscroft

         Officers:
                Nick DeMare, President & CEO
                Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2003


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

OPERATIONS

In January 2003, the Company earned a 3% working interest in certain oil and gas leases known as the West Ranch Field, by funding exploration and development costs. As of November 30, 2003, the Company has incurred $87,329 on drilling activities and for the three months ended November 30, 2003 has recorded $19,200 in oil and gas revenues, comprising of $7,109 (192 barrels) of oil and $12,091 (1,883 mcf) of gas. All the production in 2003 is associated with production from the West Ranch Field. Currently there are 11 wells producing at the West Ranch Field. Production costs of $6,040 was incurred and depletion of $3,480 was recorded for 2003. The West Ranch Field property interest remains the Company's only petroleum asset.

General and administrative costs decreased by $32,104, from $52,677 in 2002 to $20,573 in 2003. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs have been reduced where possible. Included in general and administration expenses is $19,038 charged by Chase Management Ltd. ("Chase"), a private company owned by the President of the Company, for bookkeeping, accounting, administration and corporate filing services provided. As of November 30, 2003, $25,748 remained outstanding to Chase for services rendered.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2003, the Company had a working capital deficit of $3,595 and $1,023,047 of advances outstanding. The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

On January 15, 2004, the Company announced that it has agreed to conduct a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 cash proceeds. Each unit will comprise of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years from closing, at $0.20 per share in year one, and at $0.25 per share in year two. Proceeds from the financing will be used for general working capital purposes.

As part of its reorganization efforts, the Company has also negotiated the settlement of $506,776 of existing debt through the proposed issuance of 3,378,513 units at $0.15 per unit. Each unit will comprise of one common share and one share purchase warrant, exercisable on the same basis as the private placement warrants.

Completion of the proposed private placement and shares for debt settlement are subject to the approvals of the Company's shareholder and the TSX Venture Exchange. The Company will be seeking shareholder approval at its annual and special general meeting to be held on February 12, 2004.

INVESTOR RELATIONS ACTIVITIES

During the three months ended November 30, 2003, the Company did not engage any companies to provide investor relations activities.